UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Capstone Therapeutics Corp.

(Name of Issuer)

Common Stock, $0.0005 par value

(Title of Class of Securities)

14068E109

(CUSIP Number)

Jeffrey S. Spindler, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 30, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14068E109

1	NAME OF REPORTING PERSON

BP Peptides, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		19,525,498 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

19,525,498 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,525,498 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.3%
14	TYPE OF REPORTING PERSON

OO

(1) Includes 984,301 Shares issuable upon exercise of Warrant within 60 days of the date hereof.

2

CUSIP NO. 14068E109

1	NAME OF REPORTING PERSON

Matthew E. Lipman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		19,525,498 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

19,525,498 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,525,498 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.3%
14	TYPE OF REPORTING PERSON

IN

(1) Includes 984,301 Shares issuable upon exercise of Warrant within 60 days of the date hereof.

3

CUSIP NO. 14068E109

1	NAME OF REPORTING PERSON

Michael Toporek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

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CUSIP NO. 14068E109

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Reference is made to the description of the First Amendment and Warrant (each as defined below) in Item 6. The First Amendment and Warrant are referenced as Exhibit 99.1 and Exhibit 99.2, respectively, hereto and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 54,385,411 Shares outstanding, which is the total number of Shares outstanding as of November 1, 2017 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 13, 2017.

As of the close of business on the date hereof, BP Peptides directly owned 18,541,197 Shares and may be deemed to beneficially own an additional 984,301 Shares that are issuable upon exercise of the Warrant (as defined in Item 6) within 60 days of the date hereof, constituting approximately 35.3% of the Shares outstanding. By virtue of his relationship with BP Peptides discussed in further detail in Item 2, Matthew E. Lipman may be deemed to beneficially own the Shares beneficially owned by BP Peptides.

As of the close of business on the date hereof, Matthew E. Lipman did not directly own any securities of the Issuer.

As of the close of business on the date hereof, Michael Toporek did not directly own any securities of the Issuer.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

(b)       BP Peptides may be deemed to share with Matthew E. Lipman the power to vote and dispose of the Shares beneficially owned by BP Peptides.

5

CUSIP NO. 14068E109

(c)       There have been no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days, except for the acquisition by BP Peptides of the Warrant, as discussed in greater detail in Item 6.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As previously disclosed, on July 14, 2017, the Issuer and BP Peptides entered into a Securities Purchase, Loan and Security Agreement (the “Securities Purchase Agreement”) pursuant to which on such date the Issuer issued and sold 13,500,000 Shares to BP Peptides for an aggregate of $1,012,500 and BP Peptides made a loan to the Issuer (the “Loan”) in the principal amount of $2,427,500. The Loan bears interest at the rate of 6% per annum, payable quarterly in cash, on the outstanding principal balance of the Loan. The outstanding principal balance of the Loan will be due and payable in full on October 15, 2020 (the “Maturity Date”). BP Peptides has a first priority security interest in all the assets of the Issuer to secure the Loan.

On January 30, 2018, the Issuer and BP Peptides entered into the First Amendment to Securities Purchase, Loan and Security Agreement (the “First Amendment”), which provides for the deferral of all accrued but unpaid interest due under the Loan until the Maturity Date (the “Interest Deferral”). The First Amendment also provides that the Issuer may from time to time request that BP Peptides make additional advances to the Issuer to fund continuing operations through the Maturity Date, as determined by the Issuer and approved by its Board of Directors, which requests BP Peptides will consider in its sole discretion. Any such amounts so advanced will be added to the principal amount of the Loan.

On January 30, 2018, in consideration of the Interest Deferral, the Issuer issued to BP Peptides a Warrant to purchase up to 6,321,930 Shares (the “Warrant Shares”) with an exercise price of $0.075 per Share (the “Warrant”). The Warrant vests quarterly in accordance with Schedule 1 thereto and will be fully vested on October 15, 2020; provided, however, that in the event of a Deferred Interest Repayment (as defined below), then all vesting shall immediately terminate and lapse as to any Warrant Shares that have not yet vested and none of such Warrant Shares shall become vested. “Deferred Interest Repayment” means the payment by the Issuer to BP Peptides of all accrued but unpaid interest on the Loan accrued through the date of such payment, and the agreement in writing by the Issuer to make the remaining payments of interest quarterly in the manner specified in the Securities Purchase Agreement. In no event may the Warrant be exercised if and to the extent that such exercise would be inconsistent with or constitute a violation of the Issuer’s Tax Benefit Preservation Plan, as amended or modified from time to time.

The foregoing description of the First Amendment and Warrant is qualified in its entirety by reference to the full text of the First Amendment and Warrant, which are referenced as Exhibit 99.1 and Exhibit 99.2, respectively, hereto and are incorporated herein by reference.

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CUSIP NO. 14068E109

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit No.	Description
99.1	First Amendment to Securities Purchase, Loan and Security Agreement by and between Capstone Therapeutics Corp. and BP Peptides, LLC, dated January 30, 2018 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on February 1, 2018).
99.2	Warrant to Purchase Common Stock, dated January 30, 2018 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer on February 1, 2018).

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CUSIP NO. 14068E109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2018	BP Peptides, LLC

	By:	/s/ Matthew E. Lipman
		Name:	Matthew E. Lipman
		Title:	Manager and President

/s/ Matthew E. Lipman
Matthew E. Lipman

/s/ Michael Toporek
Michael Toporek

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